

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2022

Anne E. Bomar
Senior Vice President and General Counsel
Eastern Gas Transmission & Storage, Inc.
6603 West Broad Street
Richmond, VA 23230

      Re: Eastern Gas Transmission & Storage, Inc.
          Registration Statement on Form S-4
          Filed July 7, 2022
          File No. 333-266049

Dear Ms. Bomar:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Purcell at 202-551-5351 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Energy & Transportation

cc: Alan Bannister